UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

BBQ HOLDINGS, INC.

(Name of Subject Company)

BBQ HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05551A109

(CUSIP Number of Class of Securities)

Jeffery Crivello

Chief Executive Officer

BBQ HOLDINGS, INC.

12701 Whitewater Drive, Suite 100

Minnetonka, Minnesota 55343

(952) 294-1300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Shai Kalansky	W. Todd Carlisle
Steven G. Rowles	David W. Drum
Morrison & Foerster LLP	Dentons Sirote PC
12531 High Bluff Drive, Suite 100	2311 Highland Avenue South
San Diego, California 92130	Birmingham, AL 35205
(858) 720-5100	(205) 930-5100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by BBQ Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on August 24, 2022 (as amended, modified, and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Grill Merger Sub, Inc., a Minnesota corporation and wholly owned subsidiary of MTY Franchising USA, Inc., a Tennessee corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (“Shares”), at a purchase price equal to $17.25 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2022, and in the related Letter of Transmittal, in each case, as may be amended, modified, or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Explanatory Note:

As described in Item 8 of the Schedule 14D-9 under the heading “Litigation Related to the Transactions”, and as previously disclosed on August 29, 2022, and September 6, 2022, several purported shareholders have filed lawsuits challenging, among other things, the adequacy of the disclosures made in the Schedule 14D-9 in connection with the Offer and related transactions. The Company and the other defendants in these lawsuits vigorously deny that they have committed any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the lawsuits, and expressly maintain that they complied with all applicable laws, rules and regulations. The Company and the other defendants in these lawsuits deny that any further disclosure is required to supplement the Schedule 14D-9 under any applicable law, rule, or regulation. However, solely to avoid the cost and distraction of litigation in connection with these lawsuits, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. None of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. Nothing in this document shall be deemed an admission of the legal necessity for, or materiality under any applicable laws of, any of the additional disclosures set forth herein. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. For clarity, new text within the restated paragraphs from the Schedule 14D-9 (other than tables and related footnotes) is highlighted with bold, underline text, and deleted text within restated paragraphs from the Schedule 14D-9 is highlighted with ~~strikethrough text~~.

Item 3. Past Contacts, Transactions, Negotiations, and Agreements.

Item 3 of the Schedule 14D-9 under the heading “Past Contacts, Transactions, Negotiations, and Arrangements—Arrangements between the Company and Parent and Merger Sub” is hereby amended and supplemented by deleting the first paragraph under the heading “Confidentiality Agreement,” which appears on page 6 of the Schedule 14D-9 and inserting in lieu thereof the following text:

“The Company and Parent entered into a confidentiality agreement, dated as of May 31, 2022 (the “Confidentiality Agreement”), without a “standstill” provision or a “don’t ask, don’t waive provision.” As a condition to being furnished with Evaluation Material (as defined in the Confidentiality Agreement), Parent agreed that such Evaluation Material will be treated confidentially by it and its directors, officers, employees, debt financing sources, agents, and/or advisors (including, without limitation, attorneys, accountants, and financial advisors) and will be used solely for the purpose of evaluating a possible negotiated transaction involving the Company. The Confidentiality Agreement contains an employee non-solicit for a period of two years (subject to certain exceptions). The Confidentiality Agreement expires two years after the date of the Confidentiality Agreement.”

Item 3 of the Schedule 14D-9 under the heading “Past Contacts, Transactions, Negotiations, and Arrangements—Arrangements between the Company and its Executive Officers, Directors, and Affiliates” is hereby amended and supplemented by deleting the first paragraph under this heading, which appears on page 7 of the Schedule 14D-9 and inserting in lieu thereof the following text:

“Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s shareholders accept the Offer and tender their Shares in the Offer. Neither the Company, MTY, nor any executive officer of the Company has agreed to, or entered into negotiations regarding, terms of employment of such executive officer with the Company following the Effective Time, nor have such executive officers received assurances, either oral or written, regarding continued employment by either the Company or MTY or any of their respective affiliates following the Effective Time.”

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Opinion of the Company’s Financial Advisor” is hereby amended and supplemented by deleting the first paragraph following the heading “Valuation Analysis,” which appears on page 26 of the Schedule 14D-9 and inserting in lieu thereof the following text:

“Kroll performed an enterprise valuation analysis of the Company using generally accepted valuation methodologies. Management of the Company provided Kroll with the Company’s run-rate EBITDA and financial guidance for the fiscal year ending January 1, 2023, which were also publicly available in the Company’s May 2022 investor presentation, as well as a detailed budget for the fiscal year ending January 1, 2023 showing total budgeted net revenue of $291 million and budgeted cash EBITDA of $24 million. Kroll noted to the Board that since the Company does not prepare financial forecasts beyond a budget for the current fiscal year, and did not prepare any financial forecasts beyond the fiscal year ending January 1, 2023, Kroll was unable to undertake a discounted cash flow analysis. Kroll employed a “Market Approach,” which is a valuation technique that provides an estimation of value by applying valuation multiples to financial metrics for the subject company. These valuation multiples are either observed or derived from (i) market prices of actively traded, public companies, publicly available historical financial information and consensus equity research analyst estimates of future financial performance or (ii) prices paid in actual mergers, acquisitions, or other transactions. The valuation process includes, but is not limited to, a comparison of various quantitative and qualitative factors between the subject business and other similar businesses.”

Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Opinion of the Company’s Financial Advisor” is hereby amended and supplemented by deleting the table following the fourth paragraph under the heading “Valuation Analysis,” which appears on page 28 of the Schedule 14D-9 and inserting in lieu thereof the following table:

Date Announced	Target	Acquirer	EV / EBITDA	EV / Revenue
12/5/2021	Del Taco Restaurants, Inc.	Jack in the Box Inc.	16.7x	1.62x
7/2/2021	J. Alexander’s Holdings, Inc.	SPB Hospitality LLC	15.2x	1.62x
1/5/2020	The Habit Restaurants, Inc.	Yum! Brands, Inc.	15.1x	1.19x
11/6/2019	Patton Wings, Inc.	ICV Partners, LLC	10.3x	1.13x
5/6/2018	Barteca Restaurant Group, LLC	Del Frisco’s Restaurant Group, Inc.	13.4x	2.93x
11/5/2018	Bojangles’, Inc.	The Jordan Company	9.6x	1.36x
10/18/2018	Restaurant Brands New Zealand Limited	Finaccess Capital	13.4x	1.64x
9/24/2018	Sonic Corp.	Inspire Brands, Inc.	15.3x	5.37x
8/16/2018	Zoe’s Kitchen, Inc.	Cava Group, Inc.	10.0x	0.90x
2/20/2018	Fogo de Chão, Inc.	Rhone Capital, L.L.C.	9.5x	1.78x
1/23/2018	Keg Restaurants Ltd.	Cara Operations Limited	17.2x	0.90x

Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Opinion of the Company’s Financial Advisor” is hereby amended and supplemented by deleting the first paragraph following the heading “Fees and Expenses,” which appears on page 29 of the Schedule 14D-9 and inserting in lieu thereof the following text:

“As compensation for Kroll’s services in connection with the rendering of the Opinion to the Board, the Company agreed to pay Kroll a fee of $350,000, with 50% ~~A portion~~ of the fee, or $175,000, paid upon the Company’s engagement of Kroll and ~~the remaining portion~~ 50% of the fee, or $175,000, ~~was~~ payable upon Kroll informing the Company or the Board that Kroll was prepared to deliver the Opinion. No portion of Kroll’s fee is refundable or contingent upon the conclusion reached in the Opinion.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Item 5 of the Schedule 14D-9 under the heading “Persons/Assets Retained, Employed, Compensated or Used” is hereby amended and supplemented by deleting the first sentence of the second paragraph under this heading, which appears on page 30 of the Schedule 14D-9, and inserting in lieu thereof the following text

“In connection with Kroll’s services as the financial advisor to the Board, the Company has agreed to pay Kroll a fee of $350,000 ~~a portion~~ 50% of which (or $175,000) was payable upon Kroll’s engagement and 50% ~~the remainder~~ of which (or $175,000) was payable upon Kroll informing the Company or the Board that Kroll was prepared to deliver its fairness opinion.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the final paragraph under the subheading “U.S. Antitrust Laws”:

“At 11:59 p.m., New York City time, on September 7, 2022, the applicable waiting period under the HSR Act with respect to the Offer expired. Accordingly, the HSR Condition (as defined in the Offer to Purchase) has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 14, 2022

BBQ HOLDINGS, INC.

By:	/s/ Jeffery Crivello
Jeffery Crivello
Its:	Chief Executive Officer

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